Grant Thornton

Alberta Securities Commission
British Columbia Securities Commission
Autorité des marchés financiers
Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Registrar of Securities
New Brunswick Securities Commission

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

April 8, 2010

Dear Sirs / Mesdames:

Re: Norsat International Inc.
Notice of Change of Auditor

This is to advise that in connection with National Instrument 51-102 Continuous Disclosure Obligations, we have read Norsat International Inc.'s notice of change of auditor dated March 30, 2010 and based on our knowledge at the time, we are in agreement with the statements contained in the notice.

Yours sincerely,

Grant Thornton LLP

Grant Thornton LLP
Vancouver, Canada